Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-224555 and 333-224556 on Form S-8 of our reports dated February 19, 2019, relating to (1) the combined and consolidated financial statements of nVent Electric plc and subsidiaries (which report expresses an unqualified opinion and includes emphasis of matter paragraph regarding the allocation of expenses from Pentair plc for the periods prior to April 30, 2018), and (2) the effectiveness of nVent Electric plc and subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K of nVent Electric plc and subsidiaries for the year ended December 31, 2018.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
February 19, 2019